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                          September 22, 2020

       Fred W. Wagenhals
       President and Chief Executive Officer
       AMMO, Inc.
       7681 East Gray Road
       Scottsdale, Arizona 85260

                                                        Re: AMMO, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 15,
2020
                                                            File No. 333-248800

       Dear Mr. Wagenhals:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Joseph M. Lucosky, Esq.